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16014209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herndon Plant Oakley Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 North Shoreline Blvd., Suite 2200 South
(No. and Street)

Corpus Christi	Texas	78401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

1842 FM 1566 W.	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Brent Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herndon Plant Oakley Ltd., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ELIZABETH RAGAN
NOTARY PUBLIC
STATE OF TEXAS
ID# 124447830
EXPIRES 12-3-2019

Signature

Brent Herndon, Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have audited the accompanying statement of financial condition of Herndon Plant Oakley Ltd. (a Texas limited partnership) as of December 31, 2015, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of Herndon Plant Oakley Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Herndon Plant Oakley Ltd. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Herndon Plant Oakley Ltd.'s financial statements. The supplemental information is the responsibility of Herndon Plant Oakley Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 26, 2016

1812 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

HERNDON PLANT OAKLEY LTD.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	910,843
Receivable from clearing broker/dealer		284,627
Investment advisory fees receivable		64,817
Service fees receivable - related party		888,947
Advances - related party		100,696
Miscellaneous receivables		29,775
Prepaid expenses		101,982
Note receivable - related party		9,000
Clearing deposit		100,000
Furniture and equipment, net of accumulated depreciation of $430,888		323,234
Deposits		18,449
TOTAL ASSETS	$	2,832,370

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	286,243
Accrued expenses		91,934
Income tax payable - state		31,242
TOTAL LIABILITIES		409,419
Partners' Capital		2,422,951
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,832,370

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Operations
Year Ended December 31, 2015

Revenue	
Securities commissions	$ 2,679,483
Mutual fund trailers	2,223,270
Investment advisory fees	712,500
Service fees - related party	3,040,432
Private placement revenue	382,500
Other revenue	400,624
TOTAL REVENUE	9,438,809
Expenses	
Clearing and other charges	921,574
Communications	743,554
Compensation and related costs	2,690,236
Interest	551
Management fees to General Partner	3,523,000
Occupancy and equipment costs	642,278
Professional fees	291,105
Promotional costs	92,696
Regulatory fees and expenses	183,865
Other expenses	642,252
TOTAL EXPENSES	9,731,111
Net loss before provision for income taxes	(292,302)
Income taxes - state	31,219
NET LOSS	$ (323,521)

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Changes in Partners' Capital
Year Ended December 31, 2015

	General Partner	Limited Partners	Total
Balances at December 31, 2014	$ 27,465	$ 2,719,007	$ 2,746,472
Net loss	(3,235)	(320,286)	(323,521)
Balances at December 31, 2015	$ 24,230	$ 2,398,721	$ 2,422,951

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(323,521)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		83,627
Changes in assets and liabilities		
Decrease in receivable from clearing broker/dealer		31,153
Decrease in investment advisory fees receivable		7,252
Decrease in service fees receivable - related party		394,791
Decrease in miscellaneous receivable		4,405
Increase in advances - related party		(100,696)
Decrease in prepaid expenses		19,189
Decrease in deposits		6,410
Decrease in other assets		7,000
Decrease in accounts payable		(13,974)
Decrease in accrued expenses		(41,298)
Decrease in income tax payable - state		(21,074)
Net cash provided by operating activities		53,264
Cash flows from investing activities:		
Purchase of furniture and equipment		(45,712)
Cash flows from financing activities:		
Payments on capital lease obligations		(23,511)
Net decrease in cash and cash equivalents		(15,959)
Cash and cash equivalents at beginning of year		926,802
Cash and cash equivalents at end of year	$	910,843

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	551
Income taxes - state	$	52,293

See notes to financial statements.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Herndon Plant Oakley Ltd. (the Partnership), a Texas limited partnership, was formed in January 1998 for the purpose of providing financial services, including securities brokerage and investment advisory services. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Partnership is also registered with the SEC pursuant to Section 203 of the Investment Advisors Act of 1940. The Partnership' s operations consist primarily of providing securities and investment advisory services to individuals located throughout the United States.

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The general partner of the Partnership is Herndon Plant Oakley I Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2030, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts are short-term in nature and accordingly are reported in the statement of financial condition at amounts that approximate fair value.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation. Depreciation is provided for using straight line methods over the estimated useful lives of primarily five to seven years.

Security Transactions

Security transactions, general securities commissions, and the related expenses are recorded on the trade date basis as securities transactions occur. Securities commissions also include alternative investments, mutual fund revenues and interest rebates on customer accounts, and other revenue related to security transactions. This commission revenue is accrued as earned.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Service Fees

Service fees are earned based on a contractual arrangement with a related party. The fees are billed quarterly in arrears.

Advertising Costs

The Partnership expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising costs totaled $92,696 during 2015.

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2015

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

The Partnership is subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Partnership, with a monthly minimum charge of $10,000. The agreement also requires the Partnership to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer. The Partnership received a signing incentive of $400,000 from the clearing broker/dealer in 2015. This amount is reflected in the accompany statement of income as other income. There are annual decreasing termination fees to the Partnership if the agreement is terminated by the Partnership before the end of a five year period beginning September 30, 2020. As of December 31, 2015 the termination fee is $600,000.

Note 3 - Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Partnership had net capital of $ 870,906 which was $ 620,906 in excess of its net capital requirement $250,000. The Partnership's net capital ratio was .47 to 1.

Note 4 - Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation and consists of the following:

HERNDON PLANT OAKLEY LTD.
Notes to Financial Statements
December 31, 2015

Note 4 - Furniture and Equipment (continued)

Furniture, fixtures and equipment	$ 471,842
Leasehold improvements	282,280
	754,122
Accumulated depreciation	(430,888)
	$ 323,234

Depreciation expense for the year was $83,627 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Partnership's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Partnership and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Partnership. The Partnership seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

At December 31, 2015, the Partnership has $1,043,733, or approximately 37% of its total assets, in money market funds, commissions receivable, and a clearing deposit held by or due from its clearing broker/dealer.

At December 31, 2015, the Partnership has service fees receivable plus advance due from a related party totaling $989,643, or approximately 35% of its total assets.

Note 6 - Lease Commitments

The Partnership leases various types of office equipment and office space generally over periods ranging up to five years.

At December 31, 2015, rental payments required under operating leases are presented as follows:

2016	$ 320,347
2017	326,839
2018	232,693
2019	186,845
Thereafter	1,052,771
	$2,119,495

Note 6 - Lease Commitments (continued)

Total rent expense for the year under operating leases was $441,381 (which includes additional rental and proportionate share of operating expenses payable under the lease agreements).

Note 7 - Related Party Transactions/Economic Dependency/Concentrations

The Partnership is economically dependent on and under the control of the General Partner and the existence of that dependency and control creates a financial position and operating results significantly different than if the companies were autonomous.

The General Partner manages and controls the business affairs of the Partnership and is entitled to receive a management fee for such services. The management fee is determined by the affirmative vote of a majority in interest of the limited partners and is not consummated on terms equivalent to arms length transactions. The management fee for the year ended December 31, 2015 was $3,523,000.

The three limited partners of the Partnership, who are also registered securities representatives and officers of the General Partner, generated substantially all of the Partnership's securities commissions and investment advisory fees for the year ended December 31, 2015. The Partnership is economically dependent upon the limited partners due to the concentration of services provided by them.

The Partnership has a note receivable from an employee bearing interest at 6% with a remaining balance at December 31, 2015 of $9,000.

The Partnership has an Office and Administrative Services Agreement (Agreement) with Oxbow Advisors, LLC (Oxbow), a related party. Under the Agreement, the Partnership assists Oxbow with the day to day operations and administration of its business; furnishes Oxbow with office space, equipment and supplies; assists Oxbow with compliance; provides marketing and sales services; arranges for and monitors professional services; and provides any other services required in Oxbow's administration as agreed to by the Partnership and Oxbow. The Partnership also pays all overhead expenses of Oxbow. Oxbow reimburses the Partnership for its proportionate use of or benefit from these services provided and expenses paid by the Partnership. The Agreement was not consummated on terms equivalent to arms length transactions. Service fees earned for the year ended December 31, 2015 were $3,040,432, or 32% of total revenue. The Partnership is economically dependent on Oxbow due to the concentration of revenue earned under the Agreement. The Partnership has $888,947 receivable under the Agreement at December 31, 2015, plus advances due from Oxbow totaling $100,696.

Note 8 - 401(k) Profit Sharing Plan

The Partnership adopted the Herndon Plant Oakley Ltd. 401(k) Profit Sharing Plan (the Plan) effective June 1, 1999.

The Partnership did not contribute any matching amounts for 2015.

The Plan also provides a profit sharing component where the Partnership can make a discretionary contribution to the Plan, which is allocated based on the compensation of eligible employees. Discretionary profit sharing contributions for the year totaled $88,937 and are reflected in the accompanying statement of income as compensation and related costs.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 10 - Subsequent Events

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2015, through February 26, 2016, the date which the financial statements were available to be issued.

Schedule I

HERNDON PLANT OAKLEY LTD.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2015

Computation of Net Capital

Total partners' capital qualified for net capital	$	2,422,951
Deductions and/or charges		
Non-allowable assets:		
Petty cash		200
Receivable from clearing broker/dealer		5,489
Investment advisory fees receivable		64,817
Service fees receivable - related party		888,947
Advances - related party		100,696
Miscellaneous receivables		29,775
Prepaid expenses		101,982
Note receivable		9,000
Furniture and equipment, net		323,234
Deposits		18,449
Total deductions and/or charges		1,542,589
Net capital before haircuts		880,362
Haircuts on securities:		
Cash equivalents		9,456
Net Capital	$	870,906
Aggregate indebtedness		
Accounts payable	$	286,243
Accrued expenses		91,934
Income tax payable - state		31,242
Total aggregate indebtedness	$	409,419
Computation of basic net capital requirement		
Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	620,906
Ratio of aggregate indebtedness to net capital		.47 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2015 as filed by Herndon Plant Oakley, Ltd. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
Herndon Plant Oakley Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Herndon Plant Oakley Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Herndon Plant Oakley Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Herndon Plant Oakley Ltd. stated that Herndon Plant Oakley Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Herndon Plant Oakley Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Herndon Plant Oakley Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 26, 2016

1842 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Herndon Plant Oakley Ltd.'s Exemption Report

Herndon Plant Oakley Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Herndon Plant Oakley Ltd.

I, Brent Herndon, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:  ____________________

Title: Partner

January 14, 2016

One Shoreline Plaza • 800 North Shoreline • Suite 2200 • South Tower • Corpus Christi, Texas 78401 • (361) 888-7611 • (800) 888-4894
MemberFINRA/SIPC

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Partners
Herndon Plant Oakley Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Herndon Plant Oakley Ltd., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Herndon Plant Oakley Ltd.'s compliance with the applicable instructions of Form SIPC-7. Herndon Plant Oakley Ltd.'s management is responsible for Herndon Plant Oakley Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (checks issued), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and FOCUS IIA Income/Expense Summary), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and FOCUS IIA Income/Expense Summary) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

1812 FM 1566 W Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 26, 2016

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2852******************MIXED AADC 220
050912 FINRA DEC
HERNDON PLANT OAKLEY LTD
800 N SHORELINE BLVD STE 2200 SOUTH
CORPUS CHRISTI TX 78401-3756

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7,190.04

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,865.80)

7/28/15
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 3,324.24

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,324.24

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,324.24

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Herndon Plant Oakley Ltd
(Name of Corporation, Partnership or other organization)



(Authorized Signature)

Dated the 3rd day of February, 20 16.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,398,809
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	40,000
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
~~(7) Net loss from securities in investment accounts.~~	
Total additions	40,000
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,625,545
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	888,394
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,050
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income and Service Fee Income (Deductions in excess of $100,000 require documentation)	3,040,805
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	6,562,794
2d. SIPC Net Operating Revenues	$ 2,876,015
2e. General Assessment @ .0025	$ 7,190.04 (to page 1, line 2.A.)